EXHIBIT 99.1

News Release dated July 8, 2014, GE and Suncor Energy announce new investments toward improving environmental performance in Alberta’s oil sands

FOR IMMEDIATE RELEASE

GE and Suncor Energy announce new investments toward improving environmental performance in Alberta’s oil sands

Calgary, Alberta (July 8, 2014) – GE (NYSE:GE) and Suncor Energy (NYSE, TSX: SU) announced today the signing of two agreements which provide the opportunity for an investment of up to approximately $18 million. These agreements, involving other members from Canada’s Oil Sands Innovation Alliance (COSIA), are expected to enable the development of new technologies to reduce greenhouse gas emissions and water usage in the oil sands.

One agreement relates to a promising oil sands water treatment pilot project expected to reduce water use, energy consumption and greenhouse gas emissions, while simultaneously reducing capital and operating costs for in situ oil sands operators. An existing partnership between GE, Suncor and Alberta Innovates – Energy and Environment Solutions (AI-EES) has been extended into a Joint Industry Project within the collaboration framework of COSIA. With new support from Devon Canada Corporation and ConocoPhillips Canada Resources Corp., the group remains committed to further testing produced water treatment technologies in the steam-assisted gravity drainage (SAGD) method of extraction.

In addition to this pilot project, six COSIA member companies have also signed a Memorandum of Understanding to pursue other Joint Industry Projects with a potential investment of up to approximately $13 million. These projects are expected to develop technologies leading to even further environmental performance improvements, primarily in the areas of greenhouse gas reductions and advances in water treatment technology.

“Today’s announcements are a step toward a new generation of environmental technologies,” notes Elyse Allan, President and CEO GE Canada. “With the ongoing input of Alberta Innovates – Energy and Environment Solutions (AI-EES), we look forward to collaborating with COSIA member companies to fast-track technology development in Canada’s oil industry, which is an important driver of the country’s economy.”

“We have a world-class resource in Canada’s oil sands that will supply energy for decades to come,” said Steve Williams, Suncor president and chief executive officer. “And, responsible development of this resource is as important to everyone in the industry as it is to our stakeholders. By collaborating with our industry peers, cooperating with government bodies, and – of course – teaming up with companies like GE who have internationally-renowned technical expertise, we are continuing to take steps toward implementing innovative technologies that will make a difference in continued environmental improvements.”

Background – The SAGD Produced Water Treatment pilot project is expected to cost approximately $20 million in total (including approximately $5 million in new funding), and is currently running at Suncor’s MacKay River facility, following preliminary lab work dating back to late 2011. During the in situ process, steam is injected into wells to mobilize bitumen, before being pumped to the surface as a

Suncor Energy 150 6 Avenue S.W. Calgary, Alberta T2P 3E3 suncor.com stream of bitumen and condensed steam (water).This stream passes through de-oiling processes to remove most of the bitumen, but the remaining produced water needs further treatment before it can be re-used again as steam. The SAGD Produced Water Treatment pilot is testing new technology so water can be treated more efficiently, and to enable increased re-use of water within the in situ process. The additional support from COSIA member companies (as mentioned above) will help extend the pilot’s testing phases to obtain more data, and allow for additional laboratory-scale testing to further refine the processes involved in the pilot. Extending the project to COSIA members will also allow improvements to be shared across the oil sands sector.

Forward-looking statements in this news release include those related to: new technologies, which are expected to: (i) reduce greenhouse gas emissions and water usage in the oil sands; (ii) reduce water use, energy consumption and greenhouse gas emissions, while simultaneously reducing capital and operating costs for in situ oil sands operators; and (iii) further environmental performance improvements, primarily in the areas of greenhouse gas reductions and advances in water treatment technology; and the SAGD Water Treatment pilot project, which is expected to cost approximately $20 million in total. Forward-looking statements are not guarantees of future performance and involve a number of risks and uncertainties, some that are similar to other oil and gas companies and some that are unique to our company. Suncor’s actual results may differ materially from those expressed or implied by our forward-looking statements and you are cautioned not to place undue reliance on them.

Suncor’s Quarterly Report and Management’s Discussion & Analysis dated April 28, 2014 and Suncor’s most recently filed Annual Information Form/Form 40-F, Annual Report to Shareholders and other documents it files from time to time with securities regulatory authorities describe the risks, uncertainties, material assumptions and other factors that could influence actual results and such factors are incorporated herein by reference. Copies of these documents are available without charge from Suncor at 150 6th Avenue S.W., Calgary, Alberta T2P 3Y7, by calling 1-800-558-9071, or by email request to info@suncor.com or by referring to the company’s profile on SEDAR at sedar.com or EDGAR at sec.gov. Except as required by applicable securities laws, Suncor disclaims any intention or obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Suncor Energy is Canada’s leading integrated energy company. Suncor’s operations include oil sands development and upgrading, conventional and offshore oil and gas production, petroleum refining, and product marketing under the Petro-Canada brand. A member of Dow Jones Sustainability indexes, FTSE4Good and CDP, Suncor is working to responsibly develop petroleum resources while also growing a renewable energy portfolio. Suncor is listed on the UN Global Compact 100 stock index and the Corporate Knights’ Global 100. Suncor’s common shares (symbol: SU) are listed on the Toronto and New York stock exchanges.

For more information about Suncor Energy visit our web site at suncor.com, follow us on Twitter @SuncorEnergy, read our blog, OSQAR or come and See what Yes can do.

GE (NYSE:GE) works on things that matter. The best people and the best technologies taking on the toughest challenges. Finding solutions in energy, health and home, transportation and finance. Building, powering, moving and curing the world. Not just imagining. Doing. GE works.

For more information about GE Canada visit our web site at www.ge.com/ca follow us on Twitter @GE_Canada.

Alberta Innovates -- Energy and Environment Solutions (AI-EES) is the lead agency advancing energy and environmental technology innovation in Alberta. AI-EES serves as a catalyst for the development of innovative, integrated ways to convert Alberta’s natural resources into market-ready, environmentally responsible energy and the sustainable management of Alberta’s water resources.

Media inquiries – Suncor:

403-296-4000

media@suncor.com

Media inquiries – GE:

Kim Warburton

GE Canada

416-561-8316